

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2020

Todd B. Johnson
Principal Executive Officer
ProShares Trust II
7501 Wisconsin Avenue
Suite 1000E
Bethesda, MD 20814

>   **Re: ProShares Trust II**
>   **Amendment No. 2 to Registration Statement on Form S-3**
>   **Filed July 15, 2020**
>   **File No. 333-237993**

Dear Mr. Johnson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-3

General

1.   We note your response to our prior comment 2. Please revise the prospectus throughout to further explain the current methodology for the oil funds and the intended long-term change to the benchmark. In that regard:
   •   Revise the "Overview" section that begins on page 2 to clearly and plainly state that the oil funds do not currently track the Oil Subindex. In that regard, the statement on page 3 that "the performance of each Oil Fund may not correspond to two times (2x), or two times the inverse (-2x), as applicable, of the daily performance of its benchmark" suggests that the failure to track is more of a risk than an actuality;

- Please quantify how fund performance after the early July repositioning has differed from what performance would have been if the funds were still tracking the Oil Subindex;
- Revise the disclosure on page 34 that "[a]s of the date of this Prospectus and Disclosure Document, the Oil Funds seek investment results, before fees and expenses, that correspond to two times (2x) or two times the inverse (-2x) of the daily performance of the Oil Subindex" to reflect that since April 2020 your methodology has diverged from the Oil Subindex;
- Revise the discussion "Bloomberg Commodity Balanced WTI Crude Oil Index" on page 35 to disclose the inception date of the new index and provide a 12-month contract calendar, highlighting the semi-annual weighting reset;
- Add a discussion of how and over what time period you expect to roll into contracts that comprise the new index; and
- Revise the cross reference in the last sentence on page 41 to refer to pages 12 and 20, if that is what was intended.

Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance